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                                  EXHIBIT 20.1

                                 PRESS RELEASES
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CISCO SYSTEMS TO ACQUIRE COMBINET INC.

     San Jose, CA (August 10, 1995) -- Cisco Systems Inc. today announced an agreement to purchase Combinet Inc., a leading maker of ISDN remote-access networking products. The acquisition will broaden Cisco's offerings for small office and residential users, particularly in the fast-growing area of telecommuting.

     Cisco will acquire the privately held Combinet in a stock swap in which two million shares of Cisco stock will be exchanged for all outstanding shares and options of Combinet. The transaction will be accounted for as a pooling of interests. The closing price of Cisco common stock on Aug. 9 was $57.125 per share giving the transaction as indicated value of $114.2 million. The transaction is expected to be completed by the end of September, and is subject to various conditions, including clearance under the Hart-Scott-Rodino Antitrust Act. Combinet's management, employees and product line will be incorporated into Cisco's Access Business Unit, headed by Vice President and General Manager Don Listwin.

     Cisco's intention in acquiring Combinet is to broaden the solutions Cisco offers for telecommuting; strengthen its expertise in Integrated Services Digital Network (ISDN) technology; extend its product offerings for remote ISDN access; and leverage Combinet's distributors and resellers.

     "The Combinet products round out Cisco's product line for remote-access applications and ISDN," Listwin said. Tom Williams, President and CEO of Combinet, said, "With remote users increasingly demanding robust solutions for connection to corporate enterprise networks and the Internet, the combination of Cisco and Combinet will establish a new standard in remote LAN access."

     Combinet sells several professional-office products which provide small offices and residential users with easy access to remotely located information using telephone lines based on ISDN technology, ISDN is an
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advanced telecommunication service capable of moving information much faster than standard telephone service. Use of ISDN services is growing rapidly worldwide, and Combinet products are approved for use in more than 20 countries. Both Cisco and Combinet have alliance relationships with telephone companies who are in the forefront of providing ISDN service.
        Combinet platforms and functions will interoperate and integrate within the functions of the Cisco Internetwork Operating System (Cisco IOS(TM)) software, allowing use throughout the enterprise. This will extend Cisco's broad line of solutions for customers who want to use ISDN for wide-area connectivity -- from high-performance multiprotocol routers for corporate headquarters, to simple, low-cost access devices for small offices and homes.
        Cisco currently offers ISDN connectivity on a variety of products targeted at headquarters sites, departments and branch offices, including the Cisco 7000, Cisco 4000, Cisco 2500 and Cisco 1000 series of routers. The Combinet acquisition will enhance these offerings by adding a line of products with price points and feature sets appropriate to small offices and home users.
        Combinet, founded in 1988, employs 100 persons, most of them at the company's headquarters in Sunnyvale, CA. Information about Combinet and its products are available at World Wide Web site http://www.combinet.com.
        Cisco Systems is the leading global supplier of enterprise networks, including routers, LAN and ATM switches, dial-up access servers and network management software. These products, integrated by the Cisco IOS(TM) software, link geographically dispersed LANs, WANs and IBM networks. Cisco news and product/service information are available at World Wide Web site http://www.cisco.com. Cisco is headquartered in San Jose, CA. Its stock is traded in the United States on NASDAQ under the symbol CSCO.
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        SAN JOSE, Calif.--(BUSINESS WIRE) via First!--Cisco Systems Inc.
(NASDAQ:CSCO) Monday announced the completion of its agreement to purchase Combinet, Inc., a leading maker of ISDN remote-access networking products.

        The acquisition follows an agreement signed Aug. 10, 1995, under which Cisco agreed to acquire all outstanding stock and assume all outstanding employee stock options and warrants of Combinet. The acquisition is already broadening Cisco's offerings for small office and residential users, particularly in the fast-growing area of telecommuting. Combinet's management, employees and product line are now part of Cisco's Access Business Unit, headed by Vice President and General Manager Don Listwin.

        Combinet, founded in 1988, employs 100 persons at its headquarters in Sunnyvale, Calif. Information about Combinet and its products are available at World Wide Web site http://www.combinet.com.

        Cisco Systems is the leading global supplier of enterprise networks, including routers, LAN and ATM switches, dial-up access servers and network management software. These products, integrated by the Cisco IOS software, link geographically dispersed LANs, WANs and IBM networks.

        Cisco news and product/service information are available at World Wide Web site http://www.cisco.com. Cisco is headquartered in San Jose, Calif.